12W 3/12/14

[redacted]

14046871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-047285

FACING PAGE FEB 27 2014

...ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 31/12/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pictet Overseas Inc.

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montréal	Québec	H3B 4W5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edite Das Neves / David Parsons — 514-350-6234 / 514-350-6263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250, René-Levesque Blvd West, Suite 2800	Montréal	Québec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Edite Das Neves / David Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pictet Overseas Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President / COO

Title

Déodat Lê, Lawyer, Québec Bar# 194117-8

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 5c3-3, paragraph (k)(2)(i).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEB 27 2014

Pictet Overseas Inc.

Financial Statements
December 31, 2013 and 2012
(expressed in US dollars)

pwc

February 21, 2014

Independent Auditor's Report

To the Shareholder of
Pictet Overseas Inc.

We have audited the accompanying financial statements of Pictet Overseas Inc., which comprise the balance sheet as of December 31, 2013 and 2012, and the related statements of changes in shareholder's equity, earnings and cash flows for the years then ended.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pictet Overseas Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

pwc

FEB 27 2014

February 21, 2014

To the Board of Directors of
Pictet Overseas Inc.

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
2. Determining compliance with the exemptive provisions of Rule 15c3-3
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

pwc

management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at **December 31, 2013** to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Pictet Overseas Inc.

Balance Sheets

As of December 31, 2013 and 2012

(expressed in US dollars)

	2013 $	2012 $
Assets		
Current assets		
Cash and cash equivalents	1,971,133	1,708,609
Short-term deposits	14,000,000	12,900,000
Accounts receivable	488,627	692,593
Prepaid expenses	70,804	108,090
	16,530,564	15,409,292
Liabilities		
Current liabilities		
Accounts payable and accrued charges	363,876	531,883
Income taxes payable	91,844	61,728
	455,720	593,611
Shareholder's Equity		
Redeemable preferred shares (note 3)	5,000,000	5,000,000
Common shares (note 3)	5,000,000	5,000,000
Retained earnings	6,074,844	4,815,681
	16,074,844	14,815,681
	16,530,564	15,409,292

Approved by the Board of Directors

_____________________ Director _____________________ Director

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Changes in Shareholder's Equity

For the years ended December 31, 2013 and 2012

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as of December 31, 2011	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,074,091	14,074,091
Net earnings for the year	-	-	-	-	-	-	1,491,590	1,491,590
Dividends paid to Class C shares	-	-	-	-	-	-	(750,000)	(750,000)
Balance as of December 31, 2012	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,815,681	14,815,681
Net earnings for the year	-	-	-	-	-	-	1,259,163	1,259,163
Balance as of December 31, 2013	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	6,074,844	16,074,844

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Earnings

For the years ended December 31, 2013 and 2012

(expressed in US dollars)

	2013 $	2012 $
Revenue		
Commissions (note 4)	5,425,367	5,066,323
Interest	15,632	19,909
Other income	5,560	3,654
	5,446,559	5,089,886
Expenses		
Personnel	909,645	837,820
Operating (note 5)	1,881,077	1,705,052
General and administrative (note 6)	927,728	590,317
Interest	-	4,234
	3,718,450	3,137,423
Earnings before income taxes	1,728,109	1,952,463
Provision for income taxes (note 7)	468,946	460,873
Net earnings for the year	1,259,163	1,491,590

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(expressed in US dollars)

	2013 $	2012 $
Cash flows from		
Operating activities		
Net earnings for the year	1,259,163	1,491,590
Changes in non-cash operating working capital items		
Decrease (increase) in accounts receivable	203,966	(255,862)
Decrease in prepaid expenses	37,286	9,620
Decrease in income taxes recoverable	-	27,463
Increase (decrease) in accounts payable and accrued charges	(168,007)	52,164
Increase in income taxes payable	30,116	61,728
	103,361	(104,887)
	1,362,524	1,386,703
Investing activities		
Acquisition of short-term deposits	(29,800,000)	(24,800,000)
Redemption of short-term deposits	28,700,000	24,800,000
	(1,100,000)	-
Financing activities		
Dividends paid	-	(750,000)
Increase in cash and cash equivalents during the year	262,524	636,703
Cash and cash equivalents – Beginning of year	1,708,609	1,071,906
Cash and cash equivalents – End of year	1,971,133	1,708,609
Supplementary information		
Interest paid	-	4,234
Income taxes paid	436,686	396,272

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

Pictet Overseas Inc. (the "company") was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. It is a member of an international group of companies whose principal entity is Pictet & Cie. The company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered as a broker-dealer with the Securities Exchange Commission. The company is also a registered broker-dealer in every US state. The company's business activities include marketing European and North American trade execution services for equities, options and foreign exchange. Effective December 2013, the company is officially registered as an Introducing Broker and a Swap Firm with the National Futures Association in the United States.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared in US dollars, which is the company's functional currency.

Revenue recognition

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less bank overdrafts. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents. Cash and cash equivalents are accounted for at amortized cost.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

(expressed in US dollars)

Foreign currency translation

These financial statements have been prepared in US dollars. Revenues and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Gains and losses on foreign exchange are included in the statement of earnings.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Estimated fair value of financial instruments

The company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Financial assets and financial liabilities

The company's financial assets and financial liabilities include cash and cash equivalents carried at amounts that approximate market value due to their short-term nature. These amounts are Level 2 assets and liabilities.

(expressed in US dollars)

3 Capital stock

Authorized, unlimited as to number

- Class A common shares, voting
- Class B common shares, non-voting
- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

	2013 $	2012 $
2,500,000 Class C preferred shares	2,500,000	2,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	10,000,000	10,000,000

4 Commissions

	2013 $	2012 $
Brokerage commissions	4,414,229	4,467,015
Foreign exchange market	1,011,138	599,308
	5,425,367	5,066,323

(expressed in US dollars)

5 Operating expenses

	2013 $	2012 $
Stock exchange and related expenses	968,373	822,433
Information services and subscriptions	768,208	752,602
Membership fees	136,596	117,468
Licences and software maintenance	15,338	10,965
Loss (gain) on foreign exchange	(7,438)	668
Referral fees	-	916
	1,881,077	1,705,052

6 General and administrative expenses

	2013 $	2012 $
Management fees	416,261	447,784
Travel, meals and entertainment	57,882	48,511
Professional and other fees	398,062	45,799
General office expenses	55,523	48,223
	927,728	590,317

(expressed in US dollars)

7 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2013 $	2012 $
Earnings before income taxes	1,728,109	1,952,463
Provision for income taxes	468,946	460,873
Income taxes at statutory rate (at 26.9%)	464,861	525,213
Permanent items		
Non-deductible meals	1,443	2,738
Interest and penalties	-	691
CFI deduction	-	(86,112)
Other reconciliation items		
True-up difference from prior years and other	2,642	18,343
Provision for income taxes	468,946	460,873

8 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet & Cie.

The balance sheet includes the following related party balances:

	2013 $	2012 $
Assets		
Cash and cash equivalents	5,065	11,161
Accounts receivable	265,941	6,708
Liabilities		
Accounts payable and accrued charges	12,866	376,783

(expressed in US dollars)

The statement of earnings includes the following related party transactions:

	2013 $	2012 $
Revenue		
Commissions	3,790,068	3,881,203
Expenses		
Personnel	869,098	803,835
Operating	100,070	53,441
General and administrative	416,261	447,784

Commissions are collected by Pictet & Cie and Pictet Canada L.P. at the settlement date and remitted to the company.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

9 Financial instruments and risk management

Fair value

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The company's credit risk arises from its short-term deposits and accounts receivable. The maximum exposure of the company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2013 $	2012 $
Short-term deposits	14,000,000	12,900,000
Accounts receivable	488,627	692,593
Maximum exposure	14,488,627	13,592,593

The company's financial instruments are with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligations to be remote.

(expressed in US dollars)

As of December 31, 2013, there is no amount of receivables in default. As of December 31, 2012, a provision of $15,800 for doubtful accounts was recorded.

Liquidity risk

Liquidity risk is the risk that the company will be unable to meet a demand for cash or fund its obligations as they come due. The company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that adequate funds exist to support business strategies and operational growth. All of the short-term deposits are held with a Canadian chartered bank and have maturities of up to 12 months. The company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

The contractual terms to maturity of the financial liabilities owed by the company as of December 31, 2013 and 2012 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank with maturities of up to 12 months.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the company. The company incurs interest rate risk on its cash and cash equivalents and short-term deposits. The company does not hedge its exposure to interest rate risk as it is minimal.

The following table summarizes the financial instruments and their fair values as of December 31, 2013:

Financial instrument	**Fair value $**	**Interest rate %**
Cash and cash equivalents	1,971,133	-
Short-term deposits	14,000,000	0.09

As of December 31, 2013, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $140,000 or a decrease of $12,600 respectively in net earnings.

(expressed in US dollars)

The following table summarizes the financial instruments and their fair values as of December 31, 2012:

Financial instrument	Fair value $	Interest rate %
Cash and cash equivalents	1,708,609	-
Short-term deposits	12,900,000	0.14

As of December 31, 2012, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $129,000 or a decrease of $18,060 respectively in net earnings.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2013 are as follows:

	US$	CA$	Other
Cash and cash equivalents	1,889,924	79,315	1,894
Short-term deposits	14,000,000	-	-
Accounts receivable	471,424	15,118	2,085
Accounts payable and accrued charges	(344,427)	(19,449)	-
Income taxes payable	-	(91,844)	-
	16,016,921	(16,860)	3,979

Based on the above net exposures as of December 31, 2013 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $843 respectively in net earnings.

(expressed in US dollars)

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2012 are as follows:

	US$	CA$	Other
Cash and cash equivalents	1,542,047	157,621	8,941
Short-term deposits	12,900,000	-	-
Accounts receivable	660,362	32,231	-
Accounts payable and accrued charges	(518,398)	(13,485)	-
Income taxes payable	-	(61,728)	-
	14,584,011	114,639	8,941

Based on the above net exposures as of December 31, 2012 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $5,732 respectively in net earnings.

10 Capital management

The company's capital comprises capital stock and retained earnings.

As a member of FINRA, the company is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934. This Rule prescribes, among other things, a minimum net capital of $250,000 and that "aggregate indebtedness" may not exceed 1,500% of "net capital" as those terms are defined by the Act.

The company's management monitors the capital of the company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the company may issue additional shares or pay out dividends. On a weekly basis, the company documents its monitoring of excess net capital and compares the current balance to the projected capital and prior weeks' amounts.

The company does not hold client funds. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In 2013, the company continued unchanged its 2012 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As of December 31, 2013, the company's aggregate indebtedness and net capital were $455,720 and $15,491,263 respectively (2012 – $593,611 and $14,010,200 respectively), giving a result of 2.9% (2012 – 4.2%).

FEB 27 2014

February 21, 2014

Independent Auditor's Report on Supplementary Information

To the Management of
Pictet Overseas Inc.

We have audited the financial statements of Pictet Overseas Inc. as of December 31, 2013 and 2012 and for the years then ended and our report thereon appears on page 2 of this document. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation of net capital pursuant to Rule 15c3-1 of the US Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

Pictet Overseas Inc.

Schedules of Computation of Net Capital

As of December 31,

(expressed in US dollars)

	2013 $	2012 $
Net Capital		
Capital stock	10,000,000	10,000,000
Retained earnings	6,074,844	4,815,681
	16,074,844	14,815,681
Accounts receivable (non-allowable portion)	485,442	687,342
Prepaid expenses	70,804	108,090
Haircut on foreign currency	4,960	10,049
Haircut on short-term investments	22,375	-
	583,581	805,481
	15,491,263	14,010,200
Aggregate indebtedness		
Accounts payable and accrued charges	363,876	531,883
Income taxes payable	91,844	61,728
	455,720	593,611
Aggregate indebtedness as a percentage of net capital	2.9%	4.2%

Statement pursuant to paragraph d(4) of Rule 17a-5

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the company's unaudited December 31, 2013 FOCUS Report filed on January 27, 2014.